Exhibit 99.1

Contact Information:
Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Antelope Enterprise Announces Changes to its Management and Board of Directors

November 6, 2024 /GLOBE NEWSWIRE/ – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise”, “AEHL” or the “Company”), a provider of electricity through natural gas power generation, and the majority interest owner of KylinCloud, a livestreaming e-commerce business in China, announced today certain changes to its management and Board of Directors. Effective November 3, 2024, the Company’s Board of Directors appointed Ms. Tingting Zhang as the new Chief Executive Officer of the Company, Mr. Ishak Han as the new Chairman of the Board and Mr. Junjie Dong as the new Corporate Secretary and Chief Compliance Officer. Also effective November 3, 2024, Mr. Weilai Zhang resigned as the Chief Executive Officer, Chairman of the Board and director, and Ms. Tingting Zhang resigned as the Corporate Secretary. The resignations of Mr. Weilai Zhang and Ms. Tingting Zhang from these positions was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

“We welcome Ms. Tingting Zhang as the Chief Executive Officer and are confident that she will make a positive contribution to the Company,” said the new Chairman of the Board Mr. Ishak Han of Antelope Enterprise.

Ms. Tingting Zhang joined the Company’s Board in October 2022. Ms. Zhang joined China Mobile’s digital content subsidiary Migo Co Ltd in 2021 at its Xiamen headquarters as the manager of its post-production department. Her responsibilities included video production of programs including the 2022 Winter Olympics, the Golden Rooster Award and other large-scale China award productions. Previous to that, from 2018 to 2021, Ms. Zhang worked as a multimedia designer at 4399 Networks Ltd., where she was responsible for media productions. Ms. Zhang graduated with a Bachelor’s degree in Design from Asia University Taiwan.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited (“Antelope Enterprise”, “AEHL” or the “Company”) provides electricity through natural gas power generation via its wholly owned subsidiary AEHL US LLC and holds a 51% ownership position in Hainan Kylin Cloud Services Technology Co. Ltd (“Kylin Cloud”), which operates a livestreaming e-commerce business in China. Kylin Cloud provides access to over 800,000 hosts and influencers. For more information, please visit our website at https://aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC technology sectors continuing to exhibit sound long-term fundamentals, and our ability to continue to grow our energy, livestreaming ecommerce, business management and information system consulting businesses. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Source: Antelope Enterprise Holdings, Ltd.

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